SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayers’ ID (CNPJ/MF) 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Register 1431-1

SEC Register (CUSIP) 20441B407 – Preferred “B”

SEC Register (CUSIP) 20441B308 – Common

LATIBEX Register 29922 – Preferred “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting at the Company’s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná on July 08 at 2:30 pm, to deliberate on the following agenda:

  Fulfillment of positions on the Company’s Board of Directors;

  Amendments to the Company’s Bylaws, as follows:

a) article 17 – change of the title “Chief Administration Officer” to “Chief Corporate Management Officer”; and article 22 – adjustment of the title “Chief Administrative Officer” to “Chief Corporate Management Officer”, in order to better reflect the attributes of said Officer;

b) articles 23, 25 and 27 – alterations to the competencies of the Executive Officers in order to reorganize market and tariff control activities, as well as regulatory affairs, so that they can be coordinated and led by those officers responsible for the respective services; and

  Consolidation of the Company’s Bylaws.

Notes:

a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting, including the Shareholders’ Meeting Participation Manual, are available to shareholders at the Company’s headquarters; and

b) The powers of attorney for the Shareholders’ Meeting should be delivered to Copel’s headquarters at the Shareholders” Department of the Financial and Investor Relations Area at Rua Coronel Dulcídio, 800, 2º andar, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, May 31, 2010

Ronald Thadeu Ravedutti

Secretary of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on June 8, 9 and 10 2010 editions, being also available on the Company’s website (www.copel.com/ir).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.